

June 10, 2011

<u>Via E-Mail</u>
Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o National Corporate Research, Ltd.
615 South Dupont Highway
Dover, DE 19901

> **Re:** **Jintai Mining Group, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed June 2, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Form S-1

11. Impairment of long lived assets, page Q-8

1.   We note your response to prior comment one. With respect to your April 2010 decision to abandon fixed assets, please clarify when such assets were no longer used. If you continued using such fixed assets after your April 2010 decision to abandon, tell us why you did not continue to record depreciation over the remaining useful life as required by ASC 360-10-35-47. In addition, please tell us why you did not record the long-lived assets to be abandoned at the salvage value when you ceased using such assets. Refer to ASC 360-10-35-48.

Note 14 Convertible Notes and Warrants, page Q-18

Fair Value on a Recurring Basis, page Q-19

2.   We note that you have not recorded any change in fair value of your warrants for the period ended December 31, 2010. Please explain in detail why this is the case. In doing so, please address those factors that have changed your expectations of IPO pricing such as operating results reviewed subsequent to the issuance of warrants as well as the marketplace for IPO's of similar Chinese companies. In this manner, it would appear that a change in the fair value of the stock price could have an impact on the fair value of the warrants.

3.   We note your statements in Exhibits A and B that you will generate a refined fair value calculation using the Monte Carlo Simulation. Please tell us the results of those refined calculations at your earliest convenience.

Cover Page

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Arthur Marcus, Esq.